FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-81598

For the month of April 2002.
Total number of pages:  17

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.
Press release dated April 24, 2002 announcing activities commemorating the tenth anniversary of NTT DoCoMo, Inc.’s business launch. NTT DoCoMo, Inc. is filing the Japanese language version of this press release with the Tokyo Stock Exchange on April 24, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: April 24, 2002	By:	/s/ MASAYUKI HIRATA Masayuki Hirata Executive Vice President and Chief Financial Officer

For Immediate Release

NTT DoCoMo to Celebrate 10th Anniversary

TOKYO, JAPAN, April 24, 2002 — NTT DoCoMo, Inc. and its eight regional companies announced today that they will commemorate the tenth anniversary of DoCoMo’s business launch by offering special discounts for a limited period, a 500 yen commemorative dividend and a variety of philanthropic and other civic-minded activities (please see attachment).

In commemorating the business launch in July 1992, DoCoMo intends to express its deep appreciation for the enthusiastic acceptance of its value-added mobile communications services. These include the i-mode® wireless internet service introduced in February 1999, which has reinvented the cellular phone industry by creating a huge market for mobile multimedia services, and the FOMA® service launched in May last year as the world’s first 3G mobile communications service based on W-CDMA technology. As a result of the great popularity of these and other DoCoMo services, the company currently has a subscriber base of more than 40 million customers, an approximate 40-fold increase over the past 10 years.

Please see the attachments for details about the commemorative activities.

Attachment 1

NTT DoCoMo Group 10th Year Anniversary Overview

(Effective April 24, 2002)
Item	Promotion	Company
Customer appreciation	10th year Anniversary Discounts(limited period)	NTT DoCoMo Group	Attachment 2, pages 3, 4

Shareholder appreciation	Commemorative Dividend	NTT DoCoMo	Attachment 3, page 5

Civic-Minded Programs	Education	NTT DoCoMo Group	Attachment 4, page 6

Social Welfare

International Activities

	Expansion of “DoCoMo Woods” Program	NTT DoCoMo

Interaction with Customers	Solicitation of Works for Planned DoCoMo “Museum of the Future”		Attachment 5, page 7

“Future of Mobile Life” Survey

“Send It With Love”: i-mode Email Contest

M-stage Video Contest

Other Projects	Electronic Library		Attachment 6, page 8

Commemorative Clock for DoCoMo Yoyogi Building Exterior

Drama-style Ad Campaign featuring a “Mobile Family” (ongoing)

Attachment 2

10th year Anniversary Discounts

In celebration of its 10-year anniversary and as a way to thank its customers, the NTT DoCoMo Group today notified the Ministry of Public Management, Home Affairs, and Posts and Telecommunications that discounts would be applied to all communication services.

An overview of the discounts is presented in items 1 through 4 below.

1.	Discounts on Communication Charges for PDC and FOMA Phones etc. used on weekdays

(1)	Discount period

Nationwide from July 10 to 19, 2002

(2)	Overview

Communication charges on weekdays will be charged at the weekend/holiday rate. A discount rate of up to 40% will be applicable.

1)	PDC (all plans for digital 800 MHz and CITY PHONE® services)

Weekday daytime and evening calls will be charged at the weekend/holiday rate. (See Reference 1.)

2)	FOMA (all plans)

Communication charges during standard time will be charged at the discount time rate. (See Reference 2.)

3)	Satellite and in-flight phones (all plans)

Weekday daytime calls will be charged at the weekend/holiday rate.

4)	WORLD CALL® international calling service (all regions)

Weekday daytime calls will be charged at the weekend/holiday rate.

2.	PHS Communication Charges and FOMA Short Message Communication Charges

(1)	Discount Period

Nationwide from July 10 to 19, 2002

(2)	Overview

Communication charges for all PHS plans and FOMA short message communication charges will be reduced by 15% during the discount period. The PHS monthly billing plans—Data Charge Plan F5 and P-p@c—will receive discounts equivalent to one day of free service in the month of July.

3.	Free Packet Transmission Charges for 300 Packets

(1)	Discount Period

Nationwide from July 1 to 31, 2002

(2)	Overview

Packet	Transmission Charges for 300 packets will be offered free of charge for the following services.

1)	In addition to the currently free 400 packets monthly, the additional free 300 packets will available for i-mode service used on digital 800 MHz mobile phones.

2)	FOMA packet transmission charge

3)	DoPa packet transmission charge

4)	Satellite Packet Service transmission charge

4.	Discount on QUICKCAST® Basic Monthly Charge

(1)	Discount Period

Nationwide July 2002

(2)	Overview

All plans for QUICKCAST’s NEXT® Service will receive a discount on the basic monthly charge equivalent to one day of free service in July.

Attachment 3

Commemorative Dividend

On the occasion of the NTT DoCoMo’s 10th anniversary, the board of directors passed a resolution on April 24, 2002 to issue a special 500 yen commemorative dividend, thereby bringing the year-end (March 2002) dividend to 1,000 yen and the total dividend for the year to 1,500 yen.

1.	Purpose

Commemorate the 10th anniversary of the launch of DoCoMo’s mobile communications business in July 1992.

2.	Details

(1)	Method

Issue a commemorative dividend of 500 yen per share of common stock registered in the final list of shareholders and actual list of shareholders dated March 31, 2002.

(2)	Amount

500 yen per share

(3)	Applicable shares

10,036,000 shares

(4)	Amendment of Dividend Forecast

	Interim period	Year end	Annual
Previous forecast (November 7, 2001)	500 yen regular dividend	500 yen regular dividend	1,000 yen regular dividend
Amended forecast	500 yen regular dividend	500 yen regular dividend and 500 yen commemorative dividend	1,000 yen regular dividend and 500 yen commemorative dividend
Previous fiscal year	500 yen regular dividend	500 yen regular dividend	1,000 yen regular dividend

New shares to be issued on May 15, 2002 as a result of DoCoMo’s recent stock split will not be eligible to receive the above-mentioned commemorative dividend.

Attachment 4

Civic-Minded Programs

1.	Education

DoCoMo will begin soliciting research papers and articles on the subject of communication from July 2002 with the goal of contributing to the development of Japan’s mobile communications industry. The topics will include “advanced technology,”“fundamental science” and “social science.” Prize money will be awarded to the winning entries.

2.	Social Welfare

DoCoMo will contribute resources to welfare organizations (social welfare groups, organizations for the handicapped, etc.) from October 2002 with the goal of helping to raise the level of affluence in regional areas of Japan.

3.	International Activities

To support friendly relations with countries of Asia and other regions, DoCoMo will provide non-scholarship students from these areas with financial assistance to support their academic and professional success. Applications will be accepted from October 2002.

4.	Expansion of “DoCoMo Woods” Program

Since May 1999, the NTT DoCoMo Group has carried out “DoCoMo Woods” environmental protection activities in various regions of the nation. The 6th such event will be held this April in Mie Prefecture. In addition, DoCoMo will expand DoCoMo Woods in the Kanto and Koushinetsu regions (Tokyo and nine prefectures) from September to October 2002.

Attachment 5

Interaction with Customers

1.	Solicitation of Works for Planned DoCoMo “Museum of the Future” (tentative name)

Drawings and essays on the theme of future society will be accepted from elementary and middle school students to stimulate the creativity and unlimited potential of young students, the future architects of the 21st century. DoCoMo will provide winning entrants with prizes to express its appreciation and to encourage them to continue striving to realize their dreams. Works are expected to be accepted from July to mid-September 2002.

2.	“Future of Mobile Life” Survey

Average citizens and celebrities will be surveyed online from the end of May to the end of July 2002 regarding issues such as population aging, internationalization and communication. The results, which will be made public, will serve as useful data for the development of new mobile products and services.

3.	“Send It With Love”: i-mode Email Contest

DoCoMo will conduct a contest featuring heartwarming email (and related episodes) sent/received between July and August 2002. Entries will be judged in “sent” and “received” categories. The objective is both to promote email culture and to help more people become more aware of the joy of using email and its remarkable capacity as a new mode of communication. (“i” of i-mode is a play on words because “ai”—also pronounced “i”—means love in Japanese.)

4.	M-stage® Video Contest

Video content for mobile phones is being accepted for the “Mobile Movie Creatives’ Festival 2002” with the goal of stimulating the mobile video industry. The contest started on March 1 and will last until noon of May 19, 2002. The winning entrants will be invited to an awards event in early July, where they are scheduled to receive prize money and meet with judges and M-stage official content providers.

Attachment 6

Other Projects

1.	Electronic Library

DoCoMo will establish an electronic library to house socially and culturally significant electronic documents. Electronic information based on the themes of mobile communication and preservation of Japanese culture will be available at the library, which can be accessed via DoCoMo’s website. Construction will be completed in July 2002.

2.	Commemorative Clock for DoCoMo Yoyogi Building Exterior

To mark DoCoMo’s 10-year anniversary, a large clock will be erected on the distinctive DoCoMo Yoyogi Building to help make the building a well-loved landmark. The round clock will be 150 meters above ground and 17 meters in diameter. In addition, at night the upper part of the building will light up with a colorful display forecasting the weather. Construction will be concluded in September 2002.

The uniquely designed DoCoMo Yoyogi Building with a microwave antenna built into its upper portion was completed in October 2000 with consideration paid to the surrounding area and view.

3.	Drama-style Ad Campaign featuring a “Mobile Family” (ongoing)

DoCoMo is producing a popular series of TV commercials in the style of a TV drama to depict how family members living apart use their mobile phones to stay connected and communicate warmly with each other. New faces will be added to the series, in addition to currently featured entertainers including Masakazu Tamura, Midori Kiuchi, Kyouka Suzuki, Kenji Sakaguchi, Ai Kato, Shin Takuma, Masanori Ishii and Katsuo Nakamura. The ads are being aired during the six-month period from February to July 2002.

Reference 1

PDC Phone Special Discounts Example:

Digital 800 MHz Plan A

Normal Rates

(First figure is call duration per 10 yen; figure in parentheses is charge for 3-minute call.)

		Time Zone	Weekday		Weekend and Holiday	Late Night & Early Morning

Call Destination			Daytime: 8:00–19:00	Evening: 7:00–23:00	Daytime & Evening: 8:00–23:00	23:00–8:00

DoCoMo service area

		Prefecture adjacent to DoCoMo service area	26 seconds (70 yen)	30.5 seconds (60 yen)	34.5 seconds (60 yen)	47.5 seconds (40 yen)

To landline phone	Outside of DoCoMo service area	Elsewhere	22 seconds (90 yen)	24 seconds (80 yen)	27 seconds (70 yen)	38 seconds (50 yen)

Within DoCoMo service area

To DoCoMo PDC or FOMA cellular phone	Outside of DoCoMo service area	Prefecture adjacent to DoCoMo service area	18 seconds (100 yen)	26.5 seconds (70 yen)	30 seconds (60 yen)	41.5 seconds (50 yen)

Elsewhere

To mobile phone other than DoCoMo phone			16 seconds (120 yen)	23.5 seconds (80 yen)	26.5 seconds (70 yen)	36.5 seconds (50 yen)

To PHS			20 seconds (90 yen)	21 seconds (90 yen)	21 seconds (90 yen)	21 seconds (90 yen)

Special Discount Period (July 10 to 19, 2002)

		Time Zone	Weekday, Weekend and Holiday	Late Night & Early Morning

Call Destination			Daytime & Evening: 8:00–23:00	23:00–8:00

Within DoCoMo service area

To landline phone	Outside of DoCoMo service area	Prefecture adjacent to DoCoMo service area	34.5 seconds (60 yen)	47.5 seconds (40 yen)

		Elsewhere	27 seconds (70 yen)	38 seconds (50 yen)

Within DoCoMo service area

To DoCoMo PDC or FOMA cellular phone	Outside of DoCoMo service area	Prefecture adjacent to DoCoMo service area	30 seconds (60 yen)	41.5 seconds (50 yen)

Elsewhere

To mobile phone other than DoCoMo phone			26.5 seconds (70 yen)	36.5 seconds (50 yen)

To PHS			21 seconds (90 yen)	21 seconds (90 yen)

Reference 2

FOMA Discount Example:
FOMA Plan 150

Normal Rates
(First figure is charge for 30-second call; figure in parentheses is charge for 3-minute call.)

		Time Zone	Voice Mode		64K Digital Communications Mode

			Standard Time	Discount Time	Standard Time	Discount Time

Call Destination			Weekday 0:00–1:00 & 8:00–24:00	Weekday 1:00-8:00 & all day on weekend & holiday	Weekday 0:00–1:00 & 8:00–24:00	Weekday 1:00-8:00 & all day on weekend & holiday

To landline phone	Within DoCoMo service area		11 yen (66 yen)	7.5 yen (45 yen)	19.5 yen (117 yen)	14 yen (84 yen)

	Outside of DoCoMo service area	Prefecture adjacent to DoCoMo service area

		Elsewhere	12 yen (72 yen)	8.5 yen (51 yen)	21.5 yen (129 yen)	15 yen (90 yen)

To DoCoMo PDC or FOMA cellular phone	Within DoCoMo service area		12 yen (72 yen)	8.5 yen (51 yen)	21.5 yen (129 yen)	15 yen (90 yen)
	Outside of DoCoMo service area	Prefecture adjacent to DoCoMo service area

Elsewhere			13.5 yen (81 yen)	9.5 yen (57 yen)	24 yen (144 yen)	16.5 yen (99 yen)
To mobile phone other than DoCoMo phone

To PHS			15.5 yen (93 yen)	11 yen (66 yen)	28 yen (168 yen)	20 yen (120 yen)

Special Discount Period (July 10 to 19, 2002)

	Time Zone		Voice Mode	64K Digital Communication Mode

Call Destination			Weekday, weekend and holiday	Weekday, weekend and holiday

To landline phone	Within DoCoMo service area		7.5 yen (45 yen)	14 yen (84 yen)
	Outside of DoCoMo service area	Prefecture adjacent to DoCoMo service area

		Elsewhere	8.5 yen (51 yen)	15 yen (90 yen)

To DoCoMo PDC or FOMA cellular phone	Within DoCoMo service area		8.5 yen (51 yen)	15 yen (90 yen)
	Outside of DoCoMo service area	Prefecture adjacent to DoCoMo service area

		Elsewhere	9.5 yen (57 yen)	16.5 yen (99 yen)

To mobile phone other than DoCoMo phone

To PHS			11 yen (66 yen)	20 yen (120 yen)

Reference 3

Brief History
Corporate
August 1991	Nippon Telegraph and Telephone Corporation (NTT) establishes provisional parent company to handle mobile communications operations
November 1991	Establishes provisional mobile communications subsidiaries in eight regions
April 1992	Renames provisional parent company NTT Mobile Communications Network, Inc.
Renames eight regional subsidiaries
July 1992	NTT Mobile Communications Network, Inc. takes over mobile communications business from NTT
July 1993	Transfers mobile communications sales activities to eight regional subsidiaries
October 1998	Listed on First Section of the Tokyo Stock Exchange (9437)
April 2000	Changes corporate name to NTT DoCoMo, Inc.
March 2002	Listed on the London Stock Exchange (NDCM) and the New York Stock Exchange (DCM)

Services
March 1959	Launches maritime telephone service (NTT Public Corp.)
July 1968	Launches paging service (NTT Public Corp.)
December 1979	Launches car telephone service (NTT Public Corp.)
May 1986	Initiates in-flight public telephone service (NTT)
April 1987	Launches mobile telephone service (NTT)
April 1991	Introduces mova® ultra-compact cellular phone (NTT)
February 1993	Number of DoCoMo cellular phone subscribers exceeds 1 million
March 1993	Launches 800 MHz digital cellular phone service
April 1994	Commences sale of cellular phone handsets
Launches 1.5 GHz digital cellular phone service
Introduces PASSAGE® wireless PBX (private branch exchange) system
March 1995	Commences sale of pager products

April 1995	Launches 9.6 kbps high-speed digital cellular phone service
March 1996	Initiates satellite mobile communications service
Introduces NEXT® FLEX-TD radio paging system
July 1996	Launches INFO-NEXT® pager service enabling Chinese character display
February 1997	Number of DoCoMo cellular phone subscribers exceeds 10 million
March 1997	Launches packet data communications service
August 1998	Number of DoCoMo cellular phone subscribers exceeds 20 million
September 1998	Launches WORLD CALL® international dialing service
December 1998	Takes over Personal Handyphone System (PHS) business from NTT Personal Group
February 1999	Launches 02•DO® charge-per-call-only pager service
Introduces i-mode® mobile internet service
May 2000	Number of DoCoMo cellular phone subscribers exceeds 30 million
August 2000	Number of i-mode subscribers exceeds 10 million
January 2001	Changes name of Pocket-bell paging business to QUICKCAST®
March 2001	Number of i-mode subscribers exceeds 20 million
May 2001	Launches FOMA® 3G wireless service on introductory basis
October 2001	Launches FOMA 3G wireless service on fully commercialized basis
December 2001	Number of i-mode subscribers exceeds 30 million
February 2002	Number of DoCoMo cellular phone subscribers exceeds 40 million

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries. CITY PHONE, WORLD CALL, QUICKCAST, NEXT,M-Stage, mova, PASSAGE, INFO-NEXT, 02•DO are registered trademarks of NTT DoCoMo, Inc. in Japan.